Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Basel Medical Group Pte. Ltd. (previously known as Singmed Specialists Pte. Ltd.)	Singapore
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Singapore
Singapore Knee, Sports and Orthopaedic Services Pte. Ltd.	Singapore
Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Singapore
Singapore Sports & Orthopaedic Services Pte. Ltd.	Singapore
SSOC Pte. Ltd.	Singapore
SSOS Pte. Ltd.	Singapore
Singapore Sports and Physiotherapy Centre Pte. Ltd.	Singapore